UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Mirant Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60467R100
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 2006
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 60467R100               SCHEDULE 13D                PAGE 2 OF 6 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              -0-
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  4,868,311
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   -0-
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              4,868,311
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,868,311
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 60467R100               SCHEDULE 13D                PAGE 3 OF 6 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              -0-
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  4,868,311
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   -0-
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              4,868,311
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,868,311
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 60467R100               SCHEDULE 13D                PAGE 4 OF 6 PAGES
-------------------                                           ------------------

      The Schedule 13D filed on June 1, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Mirant Corporation (the "Issuer"), as previously amended by Amendment No. 1 filed on June 12, 2006, and Amendment No. 2 filed on June 15, 2006, is hereby amended by this Amendment No. 3 to the
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following immediately preceding the last paragraph thereof:

      On June 20, 2006, Pirate Capital sent a letter to the Issuer (the "Letter"), urging the board of directors to undertake measures to maximize long-term shareholder value, as described therein. A copy of the Letter is attached hereto as Exhibit E and incorporated herein by reference. Also attached hereto as Exhibit F and incorporated herein by reference is a shareholder perspective with respect to the Issuer prepared by Pirate.

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CUSIP NO. 60467R100               SCHEDULE 13D                PAGE 5 OF 6 PAGES
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                                   SIGNATURES


      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 20, 2006

                                        PIRATE CAPITAL LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member


                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------------
                                        Thomas R. Hudson Jr.

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CUSIP NO. 60467R100               SCHEDULE 13D                PAGE 6 OF 6 PAGES
-------------------                                           ------------------

                                  EXHIBIT INDEX

1.    Exhibit A - Joint Acquisition Statement, dated June 1, 2006 (previously filed).

2.    Exhibit B - Letter to the Issuer, dated June 1, 2006 (previously filed).

3.    Exhibit C - Letter to the Independent Directors of the Issuer, dated June
                  12, 2006 (previously filed).

4.    Exhibit D - Press Release, dated June 14, 2006 (previously filed).

5.    Exhibit E - Letter to the Issuer, dated June 20, 2006

6.    Exhibit F - Shareholder Perspective, dated June 20, 2006